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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                    FORM 11-K

                   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

                   For the fiscal year ended December 31, 2002

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For  the transition period from                 to
                                          ---------------    ---------------

                        COMMISSION FILE NUMBER 000-32469

                                 --------------

             THE PRINCETON REVIEW, INC. 401(k) EMPLOYEE SAVINGS PLAN
                            (Full title of the plan)

                           THE PRINCETON REVIEW, INC.
        (Name of the issuer of the securities held pursuant to the plan)

                                 --------------

                                  2315 Broadway
                            New York, New York 10024
              (Address of principal executive office of the issuer)

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Item

Report of Holtz Rubenstein & Co., LLP, Independent Auditor
Statements of net assets available for benefits at December 31, 2002 and 2001 Statement of changes in net assets available for benefits for the year ended December 31, 2002
Notes to financial statements
Supplemental Schedule
Signature
Exhibit 23.1--Consent of Holtz Rubenstein & Co., LLP, Independent Auditors
Exhibit 99.1--Certification of Chief Executive Officer and Chief Financial and Principal Accounting Officer pursuant to 18 U.S.C. Section 1350

                           THE PRINCETON REVIEW, INC.
                          401(k) EMPLOYEE SAVINGS PLAN

                     REPORT ON AUDIT OF FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 2002

                                    CONTENTS

                                                                            Page
                                                                            ----
FINANCIAL STATEMENTS:

     Independent auditors' report                                            1

     Statements of net assets available for benefits                         2

     Statement of changes in net assets available for benefits               3

     Notes to financial statements                                         4-8

SUPPLEMENTAL SCHEDULE:

     Schedule of assets (held at end of year)                                9

                          Independent Auditors' Report

To the Participants and Plan Administrator of The Princeton Review, Inc.
   401(k) Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Princeton Review, Inc. 401(k) Employee Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4(i) - Schedule of Assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Holtz Rubenstein & Co., LLP

June 19, 2003
Melville, New York

                           THE PRINCETON REVIEW, INC.
                          401(k) EMPLOYEE SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                               December 31,
                                                         -----------------------
                                                            2002         2001
                                                         ----------   ----------
                                    ASSETS

Investments, at fair value                               $3,722,369   $3,266,764

Participant contributions receivable                         14,280       56,452

Employer contributions receivable                             2,557       10,791

Participant loans receivable                                 97,805       75,994
                                                         ----------   ----------
Net assets available for benefits                        $3,837,011   $3,410,001
                                                         ==========   ==========

                        See notes to financial statements

                           THE PRINCETON REVIEW, INC.
                          401(k) EMPLOYEE SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                          YEAR ENDED DECEMBER 31, 2002

Additions to net assets attributed to:
Investment income:
   Net depreciation in fair value of investments                      $(925,534)
   Interest and dividend income                                           30,387
                                                                      ----------
                                                                       (895,147)
                                                                      ----------

Contributions:
   Participant contributions                                           1,140,499
   Employer contributions                                                201,274
   Rollover contributions                                                133,528
                                                                      ----------
                                                                       1,475,301
                                                                      ----------

      Total additions                                                    580,154
                                                                      ----------

Deductions from net assets attributed to:
   Benefits paid to participants                                         152,305
   Administrative expenses                                                   839
                                                                      ----------

      Total deductions                                                   153,144
                                                                      ----------

Net increase in net assets available for benefits                        427,010

Net assets available for benefits:
   Beginning of year                                                   3,410,001
                                                                      ----------

   End of year                                                        $3,837,011
                                                                      ==========

                        See notes to financial statements

                           THE PRINCETION REVIEW, INC.
                          401(k) EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 2002

1.   Plan Description:

     The Princeton Review, Inc. 401(k) Employee Benefits Plan (the "Plan") covers the employees of Princeton Review Management, LLC, Princeton Review Publishing, LLC, Princeton Review Products, LLC, and Princeton Review Operations, LLC (the "Company"). On January 15, 2002 the Company amended the Plan to allow participants to purchase shares of The Princeton Review, Inc.

     The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more comprehensive description of the Plan's provisions.

     a.   General

          The Plan is a qualified voluntary defined contribution plan, which contains a cash or deferred arrangement ("CODA"), also known as a "401(k) Plan". All salaried employees of the Company who complete one year of service, provided that the employee worked at least 1,000 Hours of Service during that twelve month period and are age twenty-one or older, are eligible to participate in the Plan. Shares of the common stock of The Princeton Review, Inc. are among the investment options offered to participants pursuant to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

          The assets of Plan at the beginning of the year were invested in funds held by Nationwide Life Insurance Company. Effective January 15, 2002, the assets were invested in funds held by Prudential Retirement Services ("Prudential") and are valued on the last day of the Plan year.

     b.   Contributions

          Participants may make elective contributions from 2% up to 20% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Company contributions are made at the discretion of management. Additional amounts may be contributed at the option of the Company. Contributions are subject to certain limitations imposed by law.

     c.   Participants accounts

          Each participant's account is credited with the participant's contributions, allocation of the Company's contribution, if any, and an allocation of the increases (decreases) in the value of the investment funds.

                           THE PRINCETION REVIEW, INC.
                          401(k) EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 2002

1.   Plan Description: (Cont'd)

     d.   Benefits

          i.   Vesting benefits

               Participants are 100% vested in their contributions, employer discretionary contributions, plus actual earnings thereon.

          ii.  Payment of benefits

               On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the participant's vested interest in his or her account generally in a lump-sum amount. The normal retirement age is 65.

     e.   Participant loans

          The Plan provides that loans are available to all Plan participants on a nondiscriminatory basis. Plan participants can borrow the lesser of $50,000 or 50% of the vested account balance. Loans must be approved by the Plan Administrator and are subject to a strict set of rules established by law.

     f.   Administrative expenses

          The Company absorbs certain of the administrative charges associated with the Plan.

2.   Summary of Significant Accounting Policies:

     a.   Basis of accounting

          The financial statements of the Plan are prepared under the accrual basis of accounting.

     b.   Valuation of investments

          The investments in the Plan are generally stated at fair market value based upon quoted market prices, except for participant loans which are valued at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Any unrealized gains and losses are computed based on differences between market and cost as of closing of the reporting period. Any realized gains and losses are computed based on differences between fair market value, on the date of sale, and cost as of the purchase date, on a first-in, first-out basis.

                           THE PRINCETION REVIEW, INC.
                          401(k) EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 2002

2.   Summary of Significant Accounting Policies: (Cont'd)

     c.   Investment income

          Investment income includes dividends and interest collected during the plan year and amounts accrued but not collected as of the valuation date. The investment income is determined and allocated to the Plan by Prudential.

     d.   Benefit payments

          Benefits are recorded when paid.

     e.   Estimates

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results could differ from those estimates.

3.   Plan Termination:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                           THE PRINCETION REVIEW, INC.
                          401(k) EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 2002

4.   Investments:

     The following presents investments at December 31, 2002 and 2001 that represent 5% or more of the Plan's net assets:

                                                                 December 31,
                                                             -------------------
                                                               2002       2001
                                                             --------   --------
Prudential Stock Index Fund Z; 31,879 shares                 $624,826   $     --

Prudential Jennison Growth Fund A; 39,406 shares              396,428         --

Oppenheimer Global Fund A; 15,015 shares, and
   5,746 shares, respectively                                 544,150    268,492

AIM Basic Value A; 29,924 shares                              654,132         --

Growth Fund of America; 38,817 shares                         716,941         --

Dreyfus Premier Core Bond A; 14,747 shares                    212,511         --

Fidelity Magellan Fund; 5,215 shares                               --    543,543

Fidelity Puritan Fund; 24,832 shares                               --    438,786

Janus Twenty Fund; 19,983 shares                                   --    768,554

Neuberger & Berman Guardian Fund TC; 12,093 shares                 --    174,637

American Century Ultra Fund IC; 19,532 shares                      --    539,861

5.   Tax Status:

     The Internal Revenue Service has determined and informed the Company by a letter dated March 11, 1994 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in accordance with, and continues to qualify under, the applicable requirements of the Internal Revenue Code, and that the Trust, which forms a part of the Plan, is exempt from federal income tax.

                           THE PRINCETION REVIEW, INC.
                          401(k) EMPLOYEE SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 2002

6.   Related Party Transactions:

     Certain plan investments are shares of mutual funds managed by Prudential. Prudential is the trustee as defined by the plan, and, therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of these funds are open market transactions at fair market value. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

                           THE PRINCETON REVIEW, INC.
                          401(k) EMPLOYEE SAVINGS PLAN

                       PLAN 001 EIN 13-3432057 - FORM 5500
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                                DECEMBER 31, 2002

(a)                 (b)                                    (c)                          (d)            (e)
        Identity of Issuer, Borrower,                 Description of                                 Current
          Lessor or Similar Party                       Investment                     Cost**         Value
     ---------------------------------   ---------------------------------------   -------------   ----------
 *   Prudential Moneymart Assets A       Investment in Registered Investment Co.                   $  103,933
 *   Prudential Stock Index Fund Z       Investment in Registered Investment Co.                      624,826
 *   Prudential Jennison Growth Fund A   Investment in Registered Investment Co.                      396,428
     Oppenheimer Global Fund A           Investment in Registered Investment Co.                      544,150
     Fidelity Advisor Mid Cap T          Investment in Registered Investment Co.                      101,235
     Aim Basic Value A                   Investment in Registered Investment Co.                      654,132
     Franklin Balance Sheet              Investment in Registered Investment Co.                      119,049
     Growth Fund of America              Investment in Registered Investment Co.                      716,941
     Franklin US Gov't Securities A      Investment in Registered Investment Co.                      141,202
     Dreyfus Premier Core Bond A         Investment in Registered Investment Co.                      212,511
 *   The Princeton Review, Inc.          The Princeton Review Common Stock                            107,962
                                                                                                   ----------
                                                                                                   $3,722,369
                                                                                                   ==========

      Participant Loans                   Bearing interest at
                                          varying rates from 5.50% to
                                          9.50% per annum maturing at
                                          various dates through July
                                          2006                                                     $   97,805
                                                                                                   ==========

  *   indicates party-in-interest.

 ** Column (d) cost information is not required when reporting investments directed by participants.

                        See independent auditors' report

                                    SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   The Princeton Review, Inc. 401(k) Employee
                                   Savings Plan


Date: June 26, 2003                By:           /s/ Stephen Melvin
                                       --------------------------------------
                                                  Stephen Melvin
                                          Chief Financial Officer and
                                       Treasurer of the Issuer and Administrator
                                                  of the Plan